Exhibit 99.1

NEWS RELEASE

NUVA Welcomes Sina Pirooz To The Board

October 25, 2013 - Vancouver, British Columbia, Canada: Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) announces Sina Pirooz has joined the Board of Directors of the Company, effective immediately.

Mr. Pirooz is a registered and practising pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience.

He is an owner of Pure Integrative Pharmacy chain stores and President of SP RX Services, an established pharmacy consulting company, which provides consulting, pharmacist and pharmacy management services to many of Canada’s largest and established drug store chains, pharmacy chains and independent pharmacies and drug stores, including Shoppers Drug Mart, Rexall Drugs, Pharmasave and Guardian Pharmacies. He is also actively engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East. He has previously worked as a Pharmacy Manager at Shoppers Drug Mart and Pharmasave, a hospital pharmacist at Vancouver General Hospital and, early in his career, in positions of Staff Pharmacist and Pharmacy Technician at Shoppers Drug Mart, London Drugs, and Save-on-Foods.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.